EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended	Years Ended
	September 28,	December 29,	December 31,	January 1,	January 2,	December 27,
	2013	2012	2011	2011	2010	2008
Earnings available for fixed charges:
Income before taxes	$207.0	$269.9	$226.3	$220.7	$137.9	$199.3
Interest expense	31.9	44.5	31.1	19.6	23.3	32.6
Estimated interest component of rental expense	10.1	12.2	10.7	6.6	6.3	5.3
Total earnings available for fixed charges	$249.0	$326.6	$268.1	$246.9	$167.5	$237.2

Fixed charges:
Interest expense	$31.9	$44.5	$31.1	$19.6	$23.3	$32.6
Estimated interest component of rental expense	10.1	12.2	10.7	6.6	6.3	5.3
Total fixed charges	$42.0	$56.7	$41.8	$26.2	$29.6	$37.9
Ratio of earnings to fixed charges	5.9	5.6	6.4	9.4	5.7	6.3